Pricing supplement no. 483
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-VI dated February 22, 2010

Registration Statement No. 333-155535
Dated February 26, 2010
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments

$2,022,000
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the SPDR® Gold Trust, the Market Vectors Gold Miners ETF and the iShares® Silver Trust due March 1, 2012

General

- The notes are designed for investors who seek a return of two times the appreciation of a weighted basket of three domestic exchange-traded funds, up to a maximum total return on the notes of 30.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 15%, be willing to lose up to 85% of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 1, 2012†
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on February 26, 2010 and are expected to settle on March 3, 2010.

Key Terms

Basket:	The notes are linked to a weighted basket consisting of the SPDR® Gold Trust ("GLD"), the Market Vectors Gold Miners ETF ("GDX") and the iShares® Silver Trust ("SLV") (each a "Basket Fund" and together, the "Basket Funds").
Component Weightings:	The SPDR® Gold Trust Weighting is 50.00%, the Market Vectors Gold Miners ETF Weighting is 30.00% and the iShares® Silver Trust Weighting is 20.00% (each a "Component Weighting," and collectively, the "Component Weightings").
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to the Maximum Total Return on the notes of 30.00%. For example, if the Basket Return is equal to or greater than 15.00%, you will receive the Maximum Total Return on the notes of 30.00%, which entitles you to a maximum payment at maturity of $1,300 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: $1,000 + [$1,000 x (Basket Return x 2)] Your principal is protected against up to a 15% decline in the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by up to 15%, you will receive the principal amount of your notes at maturity. If the Ending Basket Level declines from the Starting Basket Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 15% and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Basket Return + 15%)] *If the Ending Basket Level declines from the Starting Basket Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.*
Buffer Amount:	15%, which results in a minimum payment of $150 per $1,000 principal amount note.
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows: $\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$
Starting Basket Level:	Set equal to 100 on the pricing date, which was February 26, 2010
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:	On the Observation Date, the Basket Closing Level will be calculated as follows: 100 x [1 + (SPDR® Gold Trust Return * SPDR® Gold Trust Weighting) + (Market Vectors Gold Miners ETF Return * Market Vectors Gold Miners ETF Weighting) + (iShares® Silver Trust Return * iShares® Silver Trust Weighting)] Each of the returns set forth in the formula above refers to the Fund Return for the relevant Basket Fund, which reflects the performance of the relevant Basket Fund, expressed as a percentage, from the closing price of that Basket Fund on the pricing date to the closing price of that Basket Fund multiplied by the applicable Share Adjustment Factor on the Observation Date.
Share Adjustment Factor:	1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 39-A-VI for further information about these adjustments.
Observation Date:	February 27, 2012†
Maturity Date†:	March 1, 2012*
CUSIP:	48124AHY6

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-VI.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-VI and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$11	$989
Total	$2,022,000	$22,242	$1,999,758

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $11.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-184 of the accompanying product supplement no. 39-A-VI.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

February 26, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-VI dated February 22, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the terms sheet related hereto dated February 26, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-A-VI dated February 22, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000670/e37841_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes of 30.00%, or a maximum payment at maturity of $1,300 per $1,000 principal amount note. The notes may be appropriate for investors anticipating moderate appreciation in the Basket during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 15%. If the Ending Basket Level declines from the Starting Basket Level by more than 15%, for every 1% decline of the Basket beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, the notes will outperform the Basket on the downside by virtue of the buffer and you will receive a payment equal to at least $150 per $1,000 principal amount note at maturity, subject to the credit risk of JPMorgan Chase & Co.

- **DIVERSIFICATION AMONG THE BASKET FUNDS** — Because the SPDR® Gold Trust makes up 50% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the SPDR® Gold Trust.

  The return on the notes is linked to a basket consisting of the SPDR® Gold Trust, the Market Vectors Gold Miners ETF and the iShares® Silver Trust. The SPDR® Gold Trust is an investment trust sponsored by World Gold Trust Services, LLC. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee, HSBC Bank USA, N.A. is the custodian and State Street Global Markets, LLC is the marketing agent for the SPDR® Gold Trust. The SPDR® Gold Trust seeks to mirror as closely as possible the price of gold bullion, before fees and expenses. The shares of the SPDR® Gold Trust trade on NYSE Arca, Inc. ("NYSE Arca") under the symbol "GLD."

  The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca under the ticker symbol "GDX." The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex, LLC or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.

  The iShares® Silver Trust is an investment trust sponsored by BlackRock Asset Management International Inc., a subsidiary of BlackRock, Inc. The Bank of New York Mellon is the trustee and JPMorgan Chase Bank N.A., London branch, is the custodian of the iShares® Silver Trust. The iShares® Silver Trust seeks to mirror as closely as possible the price of silver bullion, before fees and expenses. The shares of the iShares® Silver Trust trade on NYSE Arca under the symbol "SLV." **For additional information about each Basket Fund, see "The SPDR® Gold Trust," "The Market Vectors Gold Miners ETF" and "The iShares® Silver Trust" in the accompanying product supplement no. 39-A-VI.**

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-VI. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes that, subject to the discussion of the "constructive ownership" rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The notes may be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes' term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Funds, the index underlying the Market Vectors Gold Miners ETF, which we refer to as the Underlying Index, any of the equity securities held by the Basket Funds or included in the Underlying Index or any physical commodity held by any Basket Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-VI dated February 22, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return on the notes of 30.00%, regardless of the appreciation in the Basket, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spread may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlying components of the Basket Funds would have.

- **THERE ARE RISKS ASSOCIATED WITH EACH BASKET FUND** — Although each Basket Fund's shares are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of any Basket Fund or that there will be liquidity in the trading market. In addition, each Basket Fund is subject to management risk, which is the risk that the Basket Fund's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Any such action could adversely affect the market price of the shares of any Basket Fund, and consequently, the value of the notes.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING SHARES OF THE BASKET FUNDS OR SILVER OR GOLD DIRECTLY** — The return on your notes will not reflect the return you would realize if you actually purchased shares of the Basket Funds or gold, silver or other exchange-traded or over-the-counter instruments based on the price of gold or silver. Additionally, the performance of the Basket Funds may not fully replicate the performance of the price of gold and silver due to the fees and expenses charged by the Basket Funds.

- **THE POLICIES OF THE SPONSORS OF THE BASKET FUNDS AND CHANGES THAT AFFECT THE FUNDS COULD AFFECT THE AMOUNT PAYABLE ON YOUR NOTES AND THEIR MARKET VALUE** — The policies of the sponsors of the SPDR® Gold Trust (World Gold Trust Services, LLC), the Market Vectors Gold Miners ETF (Van Eck Associates Corporation) and the iShares® Silver Trust (BlackRock Asset Management International Inc.) concerning the net asset value of the relevant Basket Fund, additions, deletions or substitutions of assets in the relevant Basket Fund and the manner in which changes affecting the relevant Basket Fund are reflected in the prices of the Basket Funds could affect the price of the Basket Funds and, therefore, the basket level and the amount payable on your notes on the maturity date and the value of your notes before that date. The amount payable on your notes and their market value could also be affected if a sponsor changes these policies, for example, by changing the manner in which it calculates the price of the relevant Basket Fund or if the sponsor discontinues or suspends calculation or publication of the relevant closing price, in which case it may become difficult to determine the value of your notes.

- **THE CORRELATION BETWEEN THE PERFORMANCE OF THE SPDR® GOLD TRUST AND THE ISHARES® SILVER TRUST AND THE PRICE OF GOLD OR SILVER, RESPECTIVELY, MAY BE IMPERFECT** — A discrepancy may exist between the performance of the SPDR® Gold Trust and the iShares® Silver Trust and the price of gold or silver, respectively. In addition, because the shares of the SPDR® Gold Trust and the iShares® Silver Trust are traded on an exchange and are subject to market supply and investor demand, the market value of one share of the SPDR® Gold Trust or the iShares® Silver Trust may differ from the net asset value per share of the SPDR® Gold Trust or the iShares® Silver Trust, respectively. Because of the potential discrepancies identified above, the SPDR® Gold Trust or the iShares® Silver Trust return may not correlate with the return on gold or silver over the same period.

- **DIFFERENCES BETWEEN THE MARKET VECTORS GOLD MINERS ETF AND THE NYSE ARCA GOLD MINERS INDEX** — The Market Vectors Gold Miners ETF does not fully replicate the NYSE Arca Gold Miners Index and may hold securities not included in the NYSE Arca Gold Miners Index, and its performance will reflect additional transaction costs and fees that are not included in the calculation of the NYSE Arca Gold Miners Index, all of which may lead to a lack of correlation between the Market Vectors Gold Miners ETF and the NYSE Arca Gold Miners Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Market Vectors Gold Miners ETF and the NYSE Arca Gold Miners Index. Finally, because the shares of the Market Vectors Gold Miners ETF are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Market Vectors Gold Miners ETF may differ from the net asset value per share of the Market Vectors Gold Miners ETF. For all of the foregoing reasons, the performance of the Market Vectors Gold Miners ETF may not correlate with the performance of the NYSE Arca Gold Miners Index.

- **TERMINATION OF THE SPDR® GOLD TRUST AND THE iSHARES® SILVER TRUST COULD ADVERSELY AFFECT THE VALUE OF THE NOTES** — The SPDR® Gold Trust or the iShares® Silver Trust may be required to terminate and liquidate at a time that is disadvantageous to you. If the SPDR® Gold Trust or the iShares® Silver Trust is required to terminate and liquidate, such termination and liquidation could occur at a time which is disadvantageous to you, such as when the price of gold or silver, as appropriate, are lower than the price of gold or silver, as appropriate, at the time when you purchased your securities.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO THE PRICES OF GOLD AND SILVER** — The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

The price of silver is primarily affected by global demand for and supply of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States, the Republic of Peru and China. The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market. The major end uses for silver include industrial applications, photography and jewelry and silverware.

It is not possible to predict the aggregate effect of all or any combination of these factors.

- **THE PRICE OF ONE SHARE OF THE SPDR® GOLD TRUST AND THE iSHARES® SILVER TRUST IS LINKED CLOSELY TO THE PRICE OF GOLD AND SILVER, RESPECTIVELY, WHICH MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE NOTES IN UNFORESEEABLE WAYS** — Investments in notes linked, in part, to the SPDR® Gold Trust and the iShares® Silver Trust, each of which tracks the price of a single commodity, are considered speculative. The SPDR® Gold Trust attempts to mirror as closely as possible, before fees and expenses, the performance of the price of gold bullion and the value of the underlying shares relate directly to the value of the gold held by the SPDR® Gold Trust. The iShares® Silver Trust attempts to mirror as closely as possible, before fees and expenses, the performance of the price of silver bullion and the value of the underlying shares relate directly to the value of the silver held by the iShares® Silver Trust. The gold and silver markets are generally subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

- **THERE ARE RISKS RELATING TO COMMODITIES TRADING ON THE LONDON BULLION MARKET ASSOCIATION** — On the Observation Date, your payment at maturity will be based in part, on the value of the SPDR® Gold Trust and the iShares® Silver Trust. The value of the SPDR® Gold Trust is closely related to the price of gold while the value of the iShares® Silver Trust is closely related to the price of silver. The reference price for gold and silver are determined by fixing prices reported by the London Bullion Market Association ("LBMA"). The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold and silver may be adversely affected. The LBMA is a principals' market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon gold and silver fixing levels in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon gold and silver fixing levels.

- **RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES** — All or substantially all of the equity securities held by the Market Vectors Gold Miners ETF are issued by gold or silver mining companies. Because the value of the notes is linked, in part, to the performance of the Market Vectors Gold Miners ETF, an investment in these notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. For information about the risks related to the price of gold and silver, please see "There Are Risks Associated with an Investment Linked to the Prices of Gold and Silver" above.

- **SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY** — The payment at maturity is linked, in part, to the price of the shares of the SPDR® Gold Trust and the iShares® Silver Trust, each of which are linked exclusively to gold and silver, respectively, and not to a diverse basket of commodities or a broad-based commodity index. The price of gold or silver may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked, in part, to Basket Funds that each track the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

- **CHANGES IN THE VALUE OF THE SPDR® GOLD TRUST MAY OFFSET GREATER INCREASES IN THE PRICE OF THE MARKET VECTORS GOLD MINERS ETF OR THE iSHARES® SILVER TRUST** — Based on the Component Weights, price movements in the Basket Funds may not correlate with each other. As a result, your investment in the notes may yield a positive return only if there occurs a broad-based rise in values across the market for gold and silver and their mining industries over the term of the notes. Therefore, for example, in calculating the Basket Closing Level, an increase in the closing price of one share of the iShares® Silver Trust may be moderated, offset, or more than offset, by lesser increases or declines in the closing price of the SPDR® Gold Trust.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In addition, one of our affiliates serves as custodian for the iShares® Silver Trust and holds the silver that is deposited with the iShares® Silver Trust. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE BASKET FUNDS IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for a Basket Fund for certain events affecting the shares of that Basket Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Basket Funds. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the prices of the Basket Funds on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Funds;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally;
  - global gold and silver supply and demand, which is influenced by such factors as forward selling by gold and silver producers, purchases made by gold and silver producers to unwind gold and silver hedge positions, central bank purchases and sales and production and cost levels in major gold-producing countries such as South Africa, the United States and Australia and silver-producing countries such as Peru, Mexico and China;
  - the market price of gold and silver;
  - the dividend rate on the equity securities underlying the NYSE Arca Gold Miners Index;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the occurrence of certain events to the Basket Funds that may or may not require an adjustment to the applicable Share Adjustment Factor; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Maximum Total Return of 30.00% and the Buffer Amount of 15.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	30.00%
165.00	65.00%	30.00%
150.00	50.00%	30.00%
140.00	40.00%	30.00%
130.00	30.00%	30.00%
120.00	20.00%	30.00%
115.00	15.00%	30.00%
110.00	10.00%	20.00%
105.00	5.00%	10.00%
102.50	2.50%	5.00%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	0.00%
80.00	-20.00%	-5.00%
70.00	-30.00%	-15.00%
60.00	-40.00%	-25.00%
50.00	-50.00%	-35.00%
40.00	-60.00%	-45.00%
30.00	-70.00%	-55.00%
20.00	-80.00%	-65.00%
10.00	-90.00%	-75.00%
0.00	-100.00%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 30.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 85.

Although the Basket Return is negative, because the Ending Basket Level of 85 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 130.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 2 exceeds the Maximum Total Return of 30.00%, the investor receives a payment at maturity of $1,300 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.

Because the Basket Return is negative and the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 15\%)] = \$850$$

Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.

Because the Basket Return is negative and the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, and the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 15%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 15\%)] = \$150$$

Historical Information

The following graphs show the historical weekly performances of the SPDR® Gold Trust from March 4, 2005 through February 19, 2010, the iShares® Silver Trust from April 28, 2006 through February 26, 2010 and the Market Vectors Gold Miners ETF as well as the Basket as a whole from May 26, 2006 through February 26, 2010. The SPDR® Gold Trust commenced trading on November 18, 2004. The Market Vectors Gold Miners ETF commenced trading on May 22, 2006. The iShares® Silver Trust commenced trading on April 28, 2006. The graph of the historical Basket performance assumes the Basket level on May 26, 2006 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing price of one share of the SPDR® Gold Trust on February 26, 2010 was $109.43. The closing price of one share of the Market Vectors Gold Miners ETF on February 26, 2010 was $43.89. The closing price of one share of the iShares® Silver Trust on February 26, 2010 was $16.07.

We obtained the various Basket Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of each Basket Fund and the historical levels of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing price of any Basket Fund on the Observation Date. We cannot give you assurance that the performance of the Basket Funds will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.







